UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ATENTO S.A.

(Name of Subject Company)

ATENTO S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

L0427L204

(CUSIP Number of Class of Securities)

Dimitrius Oliveira

Atento, S.A.

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg

Email: investor_relations@atento.com

+1 (979)633-9539
(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John H. Butler Sidley Austin LLP 787 7th Ave, NY 10019 New York, United States (212) 839-5300	Alan G. Grinceri Sidley Austin LLP 70 Saint Mary Axe London, United Kingdom +44 (20) 7360-3770

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Atento, S.A. (“Atento” or the “Company”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the tender offer by MCI Capital, LC, an Iowa limited liability company (the “Offeror”) and a wholly owned subsidiary of MCI, LC, an Iowa limited liability company (the “Parent”), and beneficially owned by Mark Anthony Marlowe a/k/a Anthony Marlowe  (“Mr. Marlowe”) to purchase up to 1,525,000 ordinary shares of Atento in cash at a price of $5.00 per share, without interest and less any applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended on November 18, 2022, and as may be further amended from time to time, the “Schedule TO”), filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on November 18, 2022. According to the Offer to Purchase, the Offer will expire at 12:00 midnight at the end of the day on December 16, 2022 (the “Expiration Date”), unless the Offer is extended or terminated early.

If more than 1,525,000 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer, the Shares will be subject to proration as described in the Offer to Purchase. According to the Schedule TO, the Offer is subject to numerous conditions, which include the following, among others:

(1) the “Minimum Condition”, there being validly tendered and not withdrawn in accordance with the terms of the Offer, 775,000 Shares, or approximately 5.0%, of the outstanding Shares;

(2) there is no law, regulation, injunction, judgment or order by a governmental entity or court in effect that would make the Offer illegal or otherwise prohibit the consummation of the Offer; or

(3) no change, event, effect, occurrence or development, individually or in the aggregate, has occurred since the commencement of the Offer that has had or would reasonably be expected to have a material adverse effect on the Company.

In addition, the Offeror reserves the right, subject to applicable law, at any time or from time to time prior to the expiration of the Offer, in their sole discretion, to waive or otherwise modify the terms and conditions of the Offer in any respect. The Offeror will terminate the Offer only pursuant to the specified conditions described in the Offer to Purchase.

The Offeror’s address, as set forth in the Offer to Purchase, is 2937 Sierra Ct. SW, Iowa City, IA 52240.

The Company does not take any responsibility for the accuracy or completeness of any information described in this Statement contained in the Offer or the Schedule TO.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Atento, S.A., a company incorporated under the laws of Luxembourg, and the address of the principal executive office of the Company is 1, rue Hildegard Von Bingen, 1282, Luxembourg Grand Duchy of Luxembourg. The telephone number for the Company’s principal executive office is +1 (979)633-9539.

Securities.

The title of the class of equity securities to which this Statement relates is the Company’s ordinary shares without nominal value. As of 30 November 2022, there were outstanding 15,451,667 Shares.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of Atento, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above.

This Schedule 14D-9 relates to the Offer by MCI Capital, LC to purchase up to a total of 1,525,000 of the outstanding ordinary shares, no par value per share, of Atento, which represents approximately 9.9% of the issued and outstanding Shares of the Company as of June 30, 2022, from all holders of Shares, at the Offer Price, as described above. The Offer is being made on the terms and subject to the conditions set forth in the Schedule TO.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company and its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) the Offeror, its executive officers, directors or affiliates. The information set forth in the sections in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022 (the “Form 20-F”) that are titled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices,” “Item 6.E. Share Ownership,” “Item 7.A Major Shareholders” and “Item 7.B. Related Party Transactions” and the Company’s reports on Form 6-K furnished to the SEC on May 5, 2022, June 7, 2022 (including exhibit 10.1 thereto), June 13, 2022, July 5, 2022, September 7, 2022 under the heading “Extension to lock-up agreement with main institutional shareholders” (including exhibits 10.1, 10.2, 10.3 and 10.4 thereto), and November 30, 2022 are incorporated herein by reference.

Item 4. The Solicitation/Recommendation.

Solicitation Recommendation of the Board of Directors.

Rule 14e-2 under the Exchange Act requires that Atento, as the subject company of the Offer, make a statement as to its position with respect to the Offer. At a meeting held on November 25, 2022, the Board of Atento met to discuss the Offer and unanimously adopted resolutions to express no opinion and to remain neutral toward the Offer.

The Company and the Board urge each Shareholder to make his, her or its own decision as to whether to tender its Shares and, if so, how many Shares to tender. Each shareholder should carefully read the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer, and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the recent market prices of the Ordinary Shares, the shareholder’s own investment objectives, investment time horizon, diversification needs, risk tolerance, liquidity needs and individual tax circumstances, and the shareholder’s views as to the Company’s prospects and outlook as well as the current economic, business and political climate. In making its determination to express no opinion and to remain neutral with respect to the Offer, the Board considered that the Offer provides holders of Shares with certain potential benefits, as well as certain potential disadvantages, as described in further detail under “Reasons for the Recommendation” below.

Reasons for the Recommendation.

In order to analyze the Offer and make an informed decision with respect to the Offer, the Board consulted with Atento’s senior management and external advisors in evaluating the Offer.

As part of its evaluation and decision process, the Board considered a number of factors, including the following:

•	Financial and Business Information. The Board took into account the historical and current financial condition, results of operations, business and prospects of the Company; the current geopolitical situation; national and international economic conditions; and conditions in the markets and industries in which the Company operates or owns interests.

•	Potential Future Increase in Share Value. The Board believes that stockholders who tender their shares will forego the potential opportunity to benefit from long-term appreciation in the value of their investment in Atento.

•	Historical stock prices. The Shares are listed for trading on NYSE under the symbol “ATTO”. On December 2, the last reported sale price of the Company’s Shares on NYSE was $5.60 per Share. The Offer price of $5.00 is below the most recent closing price of $5.60 as of the date of this Schedule 14D-9 and is -59.97% of the last 200 days Simple Moving Average for the Company’s Shares, although there can be no assurance that at the expiration of the Offer or the time of payment for the Shares in the Offer that the market price will still be above the Offer price or that after the Offer expires or is terminated that the market price will remain above the Offer price.

•	Liquidity and Trading Volume. The Board believes that the historically limited trading volume for the Shares on the NYSE and the corresponding liquidity challenges that a stockholder could face in attempting to sell a significant number of Shares on the NYSE should be taken into account in evaluating the Offer. In addition, the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could in turn affect the liquidity and price volatility of the remaining Shares held by the public.

•	Form of Consideration. The Offer is for a fixed price per share in cash, which the Board believes will provide price certainty and immediate liquidity for shareholders who desire liquidity without the incurrence of any brokerage commissions.

•	Reported Purpose of the Offer. The purpose of the Offer as stated by the Offeror is to obtain an ownership position in the Company and not to acquire or influence control of the business of the Company, so the Board believes that the Offer should not entail any relevant change in the Company’s control or management. That notwithstanding, the Company cannot anticipate any future potential actions of the Offeror to increase its number of shares or change its plans with respect to the Company. In addition to the above, the rights of a shareholder holding more than 10% of the voting rights of a company under Luxembourg law should be considered for the purpose of evaluating potential actions that the Offeror could take if it eventually exceeds that percentage. Those rights include, among others, the right to request convening general shareholders’ meetings and to add points to the agenda.

Intent to Tender.

To the knowledge of Atento, after reasonable inquiry, none of the directors, officers, affiliates or subsidiaries of the Company, to the extent they beneficially own any Shares, currently intends to sell or tender in the Offer Shares beneficially owned by them. The intention of any Company director to not tender Shares that they hold pursuant to the Offer is a personal investment decision based upon such director’s particular circumstances and is not, and should not be construed as, an opinion on the Offer by the Board.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The Company has engaged Okapi Partners, LLC (“Okapi”) to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

To the knowledge of Atento, after reasonable inquiry, none of Atento, their respective executive officers or directors, or any majority-owned subsidiary of Atento has effected any transaction in Shares during the past sixty (60) days.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or in the exhibits to this Statement or as incorporated in this Statement by reference, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in each case in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Regulatory Approvals.

Except as set forth in this Statement and the exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental, administrative or regulatory authority or agency that would be required for the Offeror to acquire or own the Shares pursuant to the Offer.

Appraisal Rights.

Appraisal rights are not available to holders of Shares in connection with the Offer.

Certain Forward-Looking Statements.

The information contained in this Schedule 14D-9 is as of December 5, 2022. The Company is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.

This Schedule 14D-9 and the materials incorporated by reference herein includes “forward-looking” statements, which are statements that relate to the Company’s and the Offeror’s and their respective affiliates’ future plans, earnings, objectives, expectations and performance, potential benefits of the Offer, the parties’ ability to satisfy the conditions to the consummation of the tender offer, as well as any facts or assumptions underlying these statements, that do not relate to historical or current fact. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These forward looking statements are generally identified by words or phrases, such as “anticipate”, “estimate”, “plan”, “project”, “expect”, “believe”, “intend”, “foresee”, “forecast”, “will”, “may”, “should,” “outlook,” “continue,” “intend,” “aim” and similar words or phrases.

 Risks and uncertainties include, among other things, (a) risks related to the satisfaction or waiver of the conditions to the Offeror’s obligation to accept for payment and pay for the Shares; (b) the failure of the proposed Offer to close for any other reason; (c) uncertainties as to how many of the Company’s shareholders will tender their Shares; (d) the possibility that competing offers may be made; (e) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (f) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Offer; (g) the risk that the pendency of the proposed Offer disrupts the Company’s current plans and operations; (h) the effect of the announcement of the proposed Offer on the Company’s relationships with its customers, operating results and business generally; and (i) the amount of the costs, fees, expenses and charges related to the Offer. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control.

 For a more detailed discussion of these and other risk factors, see the Risk Factors sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on May 2, 2022 and in any subsequently filed Current Reports on Form 6-K filed by the Company with the SEC. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates.

Item 9. Exhibits

The following exhibits are incorporated by reference as part of this Statement:

Exhibit No.	Description
(e)(1)	Sections entitled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices,” “Item 6.E. Share Ownership,” “Item 7.A Major Shareholders” and “Item 7.B. Related Party Transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (incorporated herein by reference to the Form 20-F filed with the SEC on May 2, 2022).
(e)(2)	Sections entitled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices,” “Item 6.E. Share Ownership,” “Item 7.A Major Shareholders” and “Item 7.B. Related Party Transactions” of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 (incorporated herein by reference to the Form 20-F filed with the SEC on May 2, 2022) and the Company’s reports on Form 6-K furnished to the SEC on May 5, 2022, June 7, 2022 (including exhibit 10.1 thereto), June 13, 2022, July 5, 2022, September 7, 2022 under the heading “Extension to lock-up agreement with main institutional shareholders” (including exhibits 10.1, 10.2, 10.3 and 10.4 thereto), and November 30, 2022 are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ATENTO S.A.
Date: December 5, 2022	By: /s/ Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer